February 9, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (212) 807-7252

Mr. Joseph Maggio
Chairman and Chief Executive Officer
Diamond Ranch Foods, Ltd.
555 West Street
New York, NY 10014

Re: Diamond Ranch Foods, Ltd.
Amendment Number Four to Registration Statement on Form 10-SB
Filed February 6, 2006
File No. 000-51206

Dear Mr. Maggio:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Recent Sales of Unregistered Securities, page 21

1.   We note your reference to a private sale of securities under Section 504 of Regulation D; please disclose, supplementally, the names of the ten individuals who participated in this offering and the number of shares each received. Feel free to fax this information to the attention of: Kate McHale at fax: (202) 772-9208.

Note 6 – Notes Payable, page F-14

2.   We note your response and new disclosure related to comment 3 from our letter dated November 10, 2005. In future filings, please expand your disclose to describe how you are able to receive a 0% interest rate on your exchange note.

Note 11 – Sale of Subsidiary, page F-18

3.   We note your response and revised disclosure related to comment 6 from our letter dated November 10, 2005. In future filings, please disclose whether the sale of your subsidiary was to a related party. If so, please revise Note 7 accordingly.

Closing Comments

        You do not need to amend your filing to respond to these comments. Please furnish a letter of correspondence that keys your responses to our comments and provides representations that you will comply with the comments above in future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mike Volley at (202) 551-3437 or Donald Walker at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney

cc: Cynthia Repport
2101 Harvey Mitchell Pkwy South, #200
College Station, TX 77840

Richard Daniels
Daniels McGowan Inc.
14 Wall Street
20th Floor
New York, NY 10004